UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934
For the month of November 2026
Commission File Number 001-37626
Mesoblast Limited
(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation of Registrant’s name into English)
Australia
(Jurisdiction of incorporation or organization)

Silviu Itescu
Chief Executive Officer and Executive Director
Level 38
55 Collins Street
Melbourne 3000
Australia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☑ Form 40-F ☐

INFORMATION CONTAINED ON THIS REPORT ON FORM 6-K

On November 10, 2026, Mesoblast Limited filed with the Australian Securities Exchange the results of Annual General Meeting, CEO presentation to Annual General Meeting, and the Chair’s Annual General Meeting address, which are attached hereto as Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3, and are incorporated herein by reference.

On November 10, 2026, Mesoblast Limited filed with the Australian Securities Exchange a new release announcement, which is attached hereto as Exhibit 99.4, and is incorporated herein by reference.

On November 10, 2026, Mesoblast Limited filed with the Australian Securities Exchange a Final Director’s Interest Notice (Appendix 3Z), which is attached hereto as Exhibit 99.5 and Exhibit 99.6, and is incorporated herein by reference.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

Mesoblast Limited
/s/ Paul Hughes

Paul Hughes
Company Secretary
Dated: November 10, 2026

INDEX TO EXHIBITS

Item
99.1	Results of Annual General Meeting, dated November 10, 2026.
99.2	CEO Presentation to Annual General Meeting, dated November 10, 2026.
99.3	Chair’s Annual General Meeting address, dated November 10, 2026.
99.4	Press release of Mesoblast Ltd, dated November 10, 2026.
99.5	Final Director’s Interest Notice, William Burns, dated November 10, 2026.
99.6	Final Director’s Interest Notice, Eric Rose, dated November 10, 2026.